ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2011

March 28, 2012

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PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2 – Annual Information Form (“Form 51-102F2”).  These documents may be accessed using the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com:

Consolidated financial statements for the year ended December 31, 2011, together with the auditors’ report thereon dated March 20, 2012;

Management’s discussion and analysis (“MD&A”) for the year ended December 31, 2011; and

News Release dated February 7, 2012 entitled “Nevsun 2012 Outlook Including Production Guidance”.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments in the Company’s continuing operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources, the potential to expand resources, reserves and mine life, dividend policy, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Reserve and Resource Estimates

All reserve and resource estimates included or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit

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which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource” does not equate to the term “reserve”. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form or incorporated by reference may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

alteration:	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIL (Carbon-in-leach):	A process where soluble complexes of gold and silver attach (without a chemical reaction) to the surfaces of activated carbon particles.

CIM:	Canadian Institute of Mining, Metallurgy and Petroleum.

concentrate:	Powdery product of high grade ore which has the majority of the waste (gangue) removed.

deposit:	Natural mineralization under the ground in sufficient quantities to warrant further studies.

doré:	A semi-pure alloy of gold and silver, usually created at the site of a mine. It is then transported to a refinery for further purification.

feasibility study:

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

flotation:	Milling process that uses bubbles to capture valuable minerals particles that float to the surface, thereby separating them from waste which sinks to the bottom.

g/t or gpt:	Grams per metric tonne.

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geotechnical work:	Tasks that provide representative data of the geological rock quality in a known volume.

gossan:

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

gravity:	A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in situ.

lithologic:	Pertaining to lithology.

lithology:	The study of rocks, with particular emphasis on their description and classification.

mineralogic:	Pertaining to mineralogy

mineralogy:

The study of chemistry, crystal structure, and physical (including optical) properties of minerals. Specific studies within mineralogy include the processes of mineral origin and formation, classification of minerals, their geographical distribution, as well as their utilization.

mineral reserve:

The economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

probable mineral reserve:

The economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve:

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM’s Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as those definitions may be amended from time to time by CIM (the “CIM Standards”).

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Under SEC Industry Guide 7, a mineral “reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves;

  A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and

  To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Information contained or incorporated by reference in this report concerning descriptions of reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. Under SEC Industry Guide 7, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under SEC Industry Guide 7, probable or indicated reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (as defined under SEC Industry Guide 7), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

mineral resource:

A concentration or occurrence of diamonds, natural solid inorganic material, ornatural solid fossilized organic material including base and precious metals,coal and industrial minerals in or on the earth’s crust in such form andquantity and of such a grade or quality that it has reasonable prospects foreconomic extraction. The location, quantity, grade, geological characteristicsand continuity of a mineral resource are known, estimated or interpreted fromspecific geological evidence and knowledge.

inferred mineral resource:

That part of a mineral resource for which quantity and grade or qualitycan be estimated on the basis of geological evidence and limited sampling andreasonably assumed, but not verified, geological and grade continuity. Theestimate is based on limited information and sampling gathered throughappropriate techniques from locations such as outcrops, trenches, pits,workings and drill holes.

indicated mineral resource:

That part of a mineral resource for which quantity, grade or quality,densities, shape and physical characteristics can be estimated with a level ofconfidence sufficient to allow the appropriate application of technical andeconomic parameters, to support mine planning and evaluation of the economicviability of the deposit. The estimate is based on detailed and reliableexploration and testing information gathered through appropriate techniquesfrom locations such as outcrops, trenches, pits, workings and drill holes thatare spaced closely enough for geological and grade continuity to be reasonablyassumed.

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measured mineral resource:

That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry Guide 7. As such, information contained or incorporated by reference in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to existence and a great uncertainty as to economic and legal feasibility. It can not be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

mineralization:	An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels).

multiple indicator kriging:

The probability in the distribution of values using deciles that are transformed to 1, if equal or less than the value or 0, if greater than the value, used to determine the average of a group of values.

ore:	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

pyrite:	An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

reserve:	see “mineral reserve”

resource:	see “mineral resource”

ROM (Run of mine):	Material from a mine that has not been crushed or screened.

sphalerite:	Zinc sulphide mineral (Zn Fe)S.

strike:	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

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sulphide (sulfide):	A compound of sulphur (sulfur) and some other metallic element.

supergene:

A word suggesting an origin literally “from above”. It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

tailings:	Gangue minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

trenching:	The mechanical or human excavation of ground material to expose material below surface.

UTM:	The Universal Transverse Mercator coordinate system.

VMS:	Volcanic hosted massive sulphides.

WGS84:	The World Geodetic System, 1984.

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.  The Company’s quarterly and annual financial statements are presented in United States dollars.

ITEM 1.             CORPORATE STRUCTURE

1.1                Name and Incorporation

The head office of Nevsun Resources Ltd. (“Nevsun” or the “Company”) is located at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and the Company’s registered and records office is located at 1000‑840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The Company was incorporated in British Columbia under the Companies Act (British Columbia) on July 19, 1965, originally under the name of Hogan Mines Ltd. Since inception the Company has undergone four name changes until December 19, 1991 when it adopted the name of Nevsun Resources Ltd. The Company is now governed by the Business Corporations Act (British Columbia).

1.2                Intercorporate Relationships

The following diagram explains the intercorporate relationships among the Company and its subsidiaries; the name and place of incorporation of each subsidiary; and the percentage of ownership by the Company of each subsidiary.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Three Year History

Nevsun is a gold and base metal mining and exploration company.  Its major achievement in the past three fiscal years was the commencement of commercial production at its Bisha mine in Eritrea (the “Bisha Project” or “Bisha”) early in 2011 with a strong safety record and substantial cash flow at year-end. The most significant activities impacting the Company during the three year period ended December 31, 2011 were:

1.	The production of 379,000 ounces of gold in 2011, Bisha’s first year of operation.

2.	The Company declared its first two semi-annual dividends which were paid to shareholders in July 2011 and January 2012.

3.	The start of civil works in June 2011 in preparation for construction of the second phase copper plant.

4.	The adoption of a shareholder rights plan and subsequent ratification by shareholders at a Special Meeting in November, 2011.

5.	Finalization of the 30% purchase of Bisha Mining S.C. by the Eritrean National Mining Corporation (“ENAMCO”) in August, 2011.

6.	During 2011 the successful completion of another phase of significant exploration and development drill programs at the Bisha Main Zone and hanging wall copper zone adjacent to Bisha.

7.	In March 2011, a resource and reserve re-statement (effective date January 2011) of gold, copper, zinc and silver at Bisha.

8.	In 2010, commencement of resource expansion drilling at the Harena deposit, 9 km southwest of Bisha.

9.	In August 2010, the buy-out of a 1.5% Bisha net smelter return royalty.

10.	In March 2010, the commencement of pre-strip mining at Bisha.

11.	In February 2010, the closing of a Cdn$117 million non-brokered private placement to provide funding to complete the Bisha construction, in lieu of debt facilities previously arranged.

12.	In December 2009, imposition of United Nations Security Council sanctions on Eritrea, thereby casting doubt on the availability of the 2009 debt facilities.

13.

In July 2009, the announcement of debt facilities for the Bisha project totaling $235 million followed in October 2009 by the announcement of the closing of a Cdn$32.8 million non-brokered private placement.  The debt facilities were never drawn.

14.	In early 2009 the early stages of Bisha construction with SENET (PTY) Ltd. of South Africa (“SENET”) and the placement of orders for critical equipment.

On February 7, 2012, the Company announced that based on actual production data from 2011, it had reconciled its 2011 ore control model with the January 2011 mineral resource model at Bisha and concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization. Accordingly, the ounces to be produced in 2012 are likely to be approximately half of what the Company was previously expecting based upon the January 2011 mineral resource model. An updated Mineral Resource and Mineral Reserve estimate and associated technical report is expected to be produced in mid-2012. In March 2012 a class action lawsuit was commenced against the Company and certain of its executive officers. See “Item 8. Legal Proceedings and Regulatory Actions”.

On March 19, 2012 the Company announced a share repurchase program whereby it may purchase up to 4,009,408 of its outstanding common shares. The share repurchase program was prompted by the Company’s belief that its current market price is not reflective of the underlying value of its business.

Other changes which may significantly impact the Company in 2012 include the planned continuation of copper phase development and potential acquisitions or exploration programs in other areas.

The Company is managed from its Canadian head office where a small team of professional staff provide direction and support for the Company’s foreign operations.

2.2 Significant Acquisitions and Dispositions

During 2011 the Company was not involved in any significant acquisitions or dispositions.

ITEM 3. DESCRIPTION OF THE BUSINESS

3.1 General

The Company is a Canadian mineral resource company engaged, through its subsidiaries, in the acquisition, exploration, development and production of mineral properties. Currently the Company’s portfolio consists of the Bisha Property located in Eritrea, North-East Africa with gold, silver and base metal (copper and zinc) mineral resources and mineral reserves. Bisha is owned by Bisha Mining S.C. (BMSC), held 60% by the Company and 40% by ENAMCO, and began commercial production of gold in February 2011. Base metal production is forecast to begin in 2013.

Sales of Gold and Base Metals

The Company recorded revenues of $547.8 million on sales of 369,900 ounces of gold in 2011. Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues in 2010. There are numerous purchasers of gold and base metals, therefore the Company is not dependent upon any one purchaser. Current production from Bisha is in the form of doré bars (gold and silver) which are flown from the Bisha site to the capital city of Asmara, and then shipped by air to refiners in Europe and Canada. Bisha is not scheduled to have sales of base metal concentrates until mid-2013.

Methods of Production

The Bisha Property uses an owner-operated mining fleet and standard carbon-in-leach (CIL) processing facilities to initially process the gold oxide cap by traditional cyanide leaching. Upon completion of processing the gold oxide cap, the Company will process supergene and primary ores by flotation to extract copper and zinc. The current mine life is estimated to be 13 years less one year of depletion, and the Company will announce around mid-2012 a mineral resource and mineral reserve expansion based upon its drill program of year 2011. The Company also expects to further expand its mineral resources to further extend the Bisha mine life by additional drilling in the Northwest Zone during 2012.

Skill and Knowledge

The Bisha Property uses an owner-operated mining fleet and standard carbon-in-leach (CIL) processing facilities to initially process the gold oxide cap by traditional cyanide leaching. Upon completion of processing the gold oxide cap, the Company will process supergene and primary ores by flotation to extract copper and zinc. The current mine life is estimated to be 13 years less one year of depletion, and the Company will announce around mid-2012 a mineral resource and mineral reserve expansion based upon its drill program of year 2011. The Company also expects to further expand its mineral resources to further extend the Bisha mine life by additional drilling in the NW depositNorthwest Zone during 2012.

Employees

At December 31, 2011, the Company had 8 employees in Canada, 751 full-time employees in Eritrea and another 179 casual or part-time staff in Eritrea.

Corporate Social Responsibility

The Company’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities.  The Social, Environmental, Health and Safety (“SEHS”) Committee established by the Company’s board of directors oversees the Company’s efforts in meeting these objectives.

While not a member of the Extractive Industries Transparency Initiative (EITI), the Company supports the goals of fiscal transparency and governance and has taken the approach of disclosing  payments made to governments in countries in which it operates, whether or not the host government is a member of EITI.

Social responsibility

The Company recognizes that its activities have the potential to impact the human rights of individuals affected by its business operations.  As such, the Company seeks to integrate human rights best practices into its business processes and conducts its business within a framework that promotes worker and community health and safety, environmental protection, community involvement, community benefits and quality of life for employees and their families.  Some of the Company’s social responsibility commitments include:

  actively promoting understanding by all employees of the culture, language and history of the communities, regions and countries in which it operates;
  working to protect cultural heritage resources potentially affected by the Company’s activities;
  conducting activities in a manner that respects traditional-use rights, cultures, customs and social values;
  promoting job equity and equal access to employment opportunities for women;
  building capacity by sharing environmental and social experiences and solutions with local communities and regional and national governments;
   actively consulting with local communities to identify and resolve environmental and social issues;

  procuring materials, goods and services in a manner that enhances local benefits and protects against unethical practices such as child labour and forced labour;
  establishing social responsibility  performance criteria; and
  monitoring and reporting performance to senior management through periodic audits.

Health and Safety

The Company recognizes that the safety and security of its employees and the communities in which it operates is an integral part of its business.  As to safety, the long-term goal is for employees of the Company to operate injury free, regardless of what role they perform.

To achieve its health and safety objectives, the Company is training employees to work in a safe and responsible manner, carrying out risk assessments for all construction and operational activities, ensuring that health and safety performances comply with relevant legislation and regulation,  adhering to local laws as well as international standards on law enforcement in securing its operations, particularly those that relate to the use of force, carrying out risk assessments in relation to security issues at each of its project sites, ensuring that security is managed in a way that respects and protects human rights, avoids creating conflict and addresses security threats in as peaceful a way as possible and assisting the local community in health awareness activities.

Environment

The Company is committed to achieving the highest standards of environmental responsibility in its operations and compliance with all applicable regulations and laws.

The Company is committed to:

  complying with all host country environmental laws and regulations together with industry best practice standards, or whichever is the more stringent of the two;
  ensuring the necessary resources are provided to support and implement the company’s environmental policy;
  continual improvement in environmental performance by developing environmental indicators, monitoring and auditing performance, and by implementing corrective actions where needed;
  reporting externally on environmental performance and encouraging dialogue with employees, local communities and other stakeholders to promote environmental awareness;
  including environmental performance criteria in decisions on promotions, salary increases and awarding contracts;
  applying the principles of BAT (Best Available Technology) to environment management;
   reducing, re-using and recycling resources and implementing proper waste management practices;
  training, motivating and ensuring that all employees adhere to environmental protection and pollution prevention policies;
  incorporating an emergency preparedness and response system into standard operating practices; and
  monitoring and reporting on performance to senior management through periodic audits.

3.2 Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk.  The profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities. The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fueled.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2010 and December 31, 2011 the Company’s shares traded in a range between Cdn $2.02 and Cdn $7.33.

Exploration, development and operating risks.  Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Putative class action and litigation risk.  In March 2012, a putative class action complaint was filed against the Company and certain of its officers in the United States District Court for the Southern District of New York.  The case is captioned Craig F. Piazza v. Nevsun Resources Ltd., Clifford T. Davis, Peter J. Hardie, and Scott Trebilcock (S.D.N.Y. Case No. 12-cv-1845).  The complaint alleges that the defendants are liable under the U.S. federal securities laws because certain statements made by the defendants were materially false and/or misleading, for failure to disclose certain matters regarding the gold reserves and operations at the Bisha mine.  The complaint seeks unspecified damages, including interest, reasonable costs, including attorneys’ fees, and such equitable relief as the court may deem proper, but does not state an amount of alleged damages.  The Company believes the allegations in the complaint are without merit and intends to defend against them vigorously. There is a risk this lawsuit could result in substantial costs to the Company, divert management’s attention and resources from the Company’s operations and negatively affect the Company’s public image and reputation.  There is no assurance that similar claims will not be made under Canadian securities laws.  Any other litigation could result in substantial costs and damages and divert management’s attention and resources.

Foreign operation and political risk.  The Company conducts operations through foreign subsidiaries with financial assets in Barbados and mining operations in Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a favourable environment for its operations, there is no guarantee against any future political or economic instability in these countries or neighbouring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions guidance to member states.  Effects of the sanctions may include limitations on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, which could restrict the Company’s ability to fund its operations efficiently and to repatriate cash.

Other risks the Company faces in operating in foreign jurisdictions include terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

All or any of these factors, limitations, or the perception thereof  could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

The Company will be dependent upon adequate port facilities to be developed for the shipping of copper and zinc concentrates to its future customers.  The planned port facilities are to be developed by the State of Eritrea and, accordingly, risks associated with availability of adequate port facilities are beyond the control of the Company.  There are no assurances that adequate port facilities will be developed in time.

Key executive risk.  The Company is to a large degree dependent on the services of key executives and senior personnel.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.

Expatriate and third-party nationals skills risk.  The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction.  As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions.  The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk.  The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites.  Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Reserve and resource estimate risk.  The figures for reserves and resources presented in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources, including many factors that are beyond the Company’s control.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Production risk.  As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans.   These estimates and plans are subject to change.  The Company cannot give any assurance that it will achieve its production estimates.  The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  mining dilution;
  accidents;
  equipment failures;
  natural phenomena such as inclement weather conditions, floods,  droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operations;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.  It is not unusual in new mining operations or mine expansion to experience unexpected problems during the startup phase.  Delays often can occur in the commencement of production.

Need for additional reserves risk.  Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 12 year mine life remaining.

Permitting risk.  The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities.  The Company has not yet received the permits to develop and produce minerals from the Harena deposit.  The Company’s 2012 forecast production assumes that such permits will be obtained and the Harena deposit will contribute to 2012 production.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property.  Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Construction and start-up of new mines and mine expansion.  The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Environmental risk.  The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

The Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly.  The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risk.  At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the European euro (EUR), Canadian dollar (CAD), British pound (GBP) and South African rand (ZAR).

Funding risk.  Historically, the Company has financed its activities through the sale of equity capital.  The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs.  However, factors which may impact cash flows include changes in metal prices, taxes, operating costs, capital expenditures or other unexpected occurrences such as slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risk.  The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; and (ii) companies that have payables to the Company, including dore customers and non-controlling interest.

Insurance and uninsured risks.  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Land title risk.  The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risk.  The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.  Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis.  Such current and future competition may result in the Company being unable to acquire desired properties.

Write-downs and impairments risk.  Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired.  The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels.  The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk.  In the future the Company may use certain derivatives products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk.  From time to time, the Company examines opportunities to acquire additional mining assets and businesses.  Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks.  For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Company may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulation risk.  The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties.  Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Dividend policy risk.  The Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.  There can be no assurance that the Company will continue to pay dividends at the current yield or at all.

3.3                Mineral Properties:  Bisha, Eritrea

The Company has one material mineral property located in Eritrea, the Bisha property.  Unless otherwise stated, the technical and scientific information included in this Annual Information Form concerning Bisha is derived from the independent technical report titled “Nevsun Resources Limited, Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by representatives of AMEC Americas Limited (“AMEC”) effective January 1, 2011 and updated March 29, 2011, (the “2011 Technical Report”).  The authors of the 2011 Technical Report are independent “qualified persons” within the meaning of NI 43-101.  The information included herein is also based on the assumptions, qualifications and procedures which are set out in the 2011 Technical Report.  For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2011 Technical Report which is available for review on SEDAR under the profile for the Company located at the following website:  www.sedar.com.

Commissioning of the plant at Bisha commenced in October 2010.  Commercial production at Bisha was achieved in February, 2011.

Project Description and Location

The Bisha Property is located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.  Current onsite project infrastructure includes; an open pit,  process plant, tailings and waste rock storage facilities, offices, maintenance and laboratory facilities, fuel storage areas, on-site power plant and an airstrip.

The property area contains the Bisha deposit, which is a large precious metal (Au) and base metal rich (Cu, Zn) VMS deposit, as well as two satellite deposits, known as the “NW Zone” and the “Harena Zone”.  A mining license, valid for 20 years, was issued for the project during 2008 covering a 16.5 square kilometer area (which includes the deposit known as the “Bisha Main Zone” deposit and the “NW Zone” deposit) within a mining agreement area of 39 square kilometres (the “Mining License”).  The Company retains a continuous exploration license of 53 square kilometers, including the Harena deposit (the “Exploration License”).  The Bisha Property is located at approximate latitude 15°28'N and longitude 37°27'E.  The UTM coordinates (WGS84) of the centre of the Bisha Property are 1,711,000 N and 334,500 E (UTM Zone 37).  The Exploration License is valid until May 09, 2012 with a right of renewal upon application and a minor fee and a mandatory annual relinquishment of a minimum of 25% of the license area.  The Company intends to apply for renewal.

The annual rental fee for the Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively).

The Mining License and the Exploration License are held by BMSC.

In October 2007 the Government of Eritrea indicated its strong support for the Bisha Project and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through ENAMCO. The purchase price and settlement for the 30% interest was determined during 2011, as disclosed in the notes to the Company’s annual financial statements. The shareholder structure of the BMSC is 60% Nevsun and 40% ENAMCO; with the ENAMCO shareholding comprising a 30% paid participating interest and a 10% free participating interest as provided by the country’s mining legislation.  In December 2007 BMSC concluded a mining agreement with the Government of the State of Eritrea containing all the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions.

Royalties payable include an Eritrean Government royalty of 5% of precious metal net smelter return (NSR) and 3.5% of base metal NSR.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.  Eritrea has an area of 124,320 km2 and a 1,151 km long coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen.

The country is divided into three main geographical zones:  (1) the fertile and intensively farmed mountainous central plateau that varies from 1,800 to 3,000 metres above sea level (“masl”); (2) the eastern escarpment and coastal plain which are mainly desert, and (3) semi-arid western lowlands. The Bisha Property is located in the western lowlands.

Eritrea has no year-round rivers and the climate is temperate in the mountains and hot in the lowlands.  The weather is usually sunny and dry, with the short or “belg” rains occurring between February to April and heavy or “meher” rains beginning in late June and ending in mid-September.

Asmara, the capital, is located at about 2,300 masl (7,500 ft.) and is serviced by regular international flights including flights out of Frankfurt, Cairo, Sanaa and Jeddah. There is a good network of paved roads connecting Asmara with the major regional centres of Keren, Massawa, Assab, Adi Quala and Barentu.  Power generation from the Hirgigo plant near Massawa supplies electrical power to Asmara and other major regional centres.  Landline telephone service is available from larger towns and cellular service is available in Asmara and surrounding towns, including Keren. Access to the Bisha Property is by paved road from Asmara to Akurdat, a distance by road of 181 km.  From Akurdat access is via a 52 km all-weather unpaved road, a portion of which is undergoing paving upgrade.

Comprehensive medical services are found in the larger towns with rudimentary medical clinics available in the smaller villages.  Schools are located in most villages.

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the Mining License Area that is granted within the Mining Agreement Area.  This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC, in accordance with Eritrean Government Proclamation No. 68/1995, “Proclamation to Promote the Development of Mineral Resources and the Mining Agreement”.

BMSC holds all the necessary permits to support a mining operation.  For the mining operations, grant of the mining lease provides permission to construct and operate the Bisha mine.  A permit has been granted for use of water from the Mogoraib River and for the construction of a water diversion dyke.

Exploration

Nevsun has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998. In June 1998, Nevsun signed the Bisha Area Prospecting Licence Agreement with the State of Eritrea that was converted to the Exploration Licence in June 1999 covering an area of 49 km2, later expanding to an area of 224 km2 in 2003. From 1998 to 1999, exploration activities consisted of reconnaissance-scale geological mapping, multi-element stream sediment sampling, ground geophysical surveys and limited “orientation” soil sampling, which showed the Bisha Gossan Zone to be highly anomalous in lead with significant values of copper, zinc and silver. Grab samples of the gossan returned anomalous gold values ranging up to 30.4 g/t Au.

Work was suspended between 1999 until late 2002 due to the border war with Ethiopia.

In November 2002, Nevsun completed a diamond-drilling program of six holes totalling 811m at the Bisha Property to test the geophysical and geochemical anomalies at the gossan outcrop area.  The drilling was sufficient to confirm the presence of a VMS deposit overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Two phases of diamond drilling were completed in 2003 for a total of 18,619m in 141 holes. Additional work conducted during this program included mapping, geochemical sampling, trenching, geophysics (airborne and ground), metallurgical test work, petrographic work and bulk density measurements.

Further diamond drilling (163 holes totalling 28,879m), RC drilling (33 holes totalling 1,814m) and core/RC combination holes (9 holes totalling 592m) were completed between January and June 2004.  Additional work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical test work.

During 2005, Nevsun completed diamond drilling of 135 holes in three zones (86 holes in Bisha Main Zone, 22 holes in the NW Zone, 27 holes in the Harena Zone totalling 18,053m). The Bisha Main Zone drilling included 20 geotechnical and 8 metallurgical drill holes, drilled to provide further information on the deposit for use in the feasibility study on the Bisha Property dated November 15, 2006 (the “Bisha Feasibility Study”). The mineral resource and mineral reserve contained in this study was updated in the March 2011 Technical Report prepared by AMEC.

In 2006, 8 diamond drill holes (1,680m), including one deep drill hole at the Bisha Main Zone, three drill holes at the Bisha hanging wall copper zone and 4 drill holes at the NW Zone satellite deposit were completed.  These holes were not included in the database used for mineral resource estimation in the Bisha Feasibility Study.

In 2007 additional ground geophysical (gravity) surveys were performed on new target areas within the Exploration License which were followed up in 2008 with mechanical trenching/pitting and geological mapping.

In 2009, 29 diamond drill holes (3,578m) were completed in the Bisha Main Zone and in the Harena Zone.  The Bisha Main Zone drilling consisted of 9 geotechnical holes to provide additional information for the pit design and 3 metallurgical holes, drilled to collect additional samples for designing the copper phase of the mill.  Harena Zone drilling consisted of 17 infill holes drilled at 50m spacings to better define the mineralization. An additional ground gravity survey was also performed on the Exploration License to the southwest of the Harena Zone.

In June-July 2010, 13 diamond drill holes (1,918m) were drilled to test gravity targets within the Exploration License.  No significant mineralization was intersected.  During this program an additional 6 metallurgical holes were drilled in the Bisha Main Zone to collect additional samples for designing the copper phase of the mill.  In November-December 2010, 34 diamond drill holes (2448m) were drilled to infill the Harena Zone to reduce the drill hole spacing to 12.5m x 25m and 25m x25m.  This infill drilling was focused on defining the oxide and supergene mineralization.

In 2011, 167 diamond drill holes (33,788m) were drilled to definition and infill drill areas of known mineralization for resource expansion as well as for metallurgical and geotechnical studies and exploration. At the Bisha Main Zone, 41 holes (15,950m) were drilled to infill drill the primary zone portion of the deposit currently classified as inferred resources in order provide additional confidence in the understanding of the mineralization in this area with the goal of upgrading the classification from inferred to indicated resources. As well, 3 holes (1,572m) were drilled to test the depth extents of the primary zone in the southern portion of the deposit. In addition to these exploration drill holes throughout the Bisha Main Zone, 6 holes (695m) were drilled for further geotechnical studies and 2 holes (180m) for supplementary supergene metallurgical test work. For the hanging wall copper zone that lies immediately west of the Bisha Main Zone, 82 holes (9,421m) were drilled in this western extension of the supergene in order to outline this expanded mineral resource. These hanging wall copper exploration drill holes were drilled in 2 phases to define the mineralized area and infill with sufficient spacing to support mineral resource estimation. At Harena, 4 holes (603m) were drilled for geotechnical studies, 2 holes (182m) were drilled for metallurgical studies and 5 holes (859m) were drilled to test coincident gravity/EM/soil geochemical anomalies 300m southwest along strike from the Harena deposit. No significant mineralization was encountered. In the NW Zone, 22 holes (4,325m) were drilled as part of an infill drill program and this will continue in 2012. The 2011 work described above was completed after the cut-off date for data to be included the March 2011 Technical Report and therefore was not included in the report or the mineral resource estimate, however the data has been compiled and will be included in the upcoming mineral resource and reserve estimate and subsequent technical report.

Geology and Mineralization

Mineralization found to date within the Project is typical of precious and base metal-rich volcanogenic massive sulphide (VMS) deposits.

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures.  The Nacfa Terrane comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

The VMS deposits at Bisha are hosted by a tightly and complexly folded, intensely foliated, bimodal sequence of generally weakly stratified, predominantly tuffaceous metavolcanic rocks.  Felsic lithologies appear to directly host the mineralization, predominate overall, and form the hanging wall stratigraphy.  A significant component of mafic metavolcanic rocks occurred in the more obviously bimodal footwall, which is exposed mainly to the east of the known mineralized zones.

The Bisha Main Zone deposit extends for over 1.2 km along a north-trending strike, and has been folded (and overturned, dipping to the west) into an antiform so that there are two western and one eastern lenses.  The thickness of the lenses is variable from 0 m to 70 m.  The primary sulphide zone is below the weathering zone.  The massive sulphide lenses can locally exceed 70 m in true thickness and show typical copper-rich bases and zinc-rich tops.

Deep weathering has affected Bisha Main Zone lenses that occur in low-lying areas by removing most of the sulphide and producing high-grade supergene blankets enriched in gold, silver, and copper in particular.  The gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite–hematite–jarosite gossan.  The depth of oxidation appears to be on the order of 30 m to 35 m in outcrop areas, but is variable in sand-covered areas.

The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock.  A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains.

The Harena deposit has been traced over a strike length of 400 m, and is interpreted to be a northwest-dipping, tabular massive sulphide body, closed off by drilling to the northwest, but open to the southeast.  Host rocks to the Harena deposit are a bimodal, hydrothermally-altered suite of basalts and rhyolite-dacite volcanics.  Surficial weathering processes have produced three distinct zones of mineralization.  These include a surface oxide/gossan overlaying a secondary supergene horizon, which grades into a primary massive sulphide horizon at depth.  The gossanous horizon contains frequently anomalous levels of gold and silver.  Oxide and sulphide mineralized zones are approximately 400 m in length and vary in thickness between 5 m and 15 m.

Additional prospects are known within the Project area; the most advanced is the Northwest (NW) Zone, located approximately 1.5 km north of the Bisha Main Zone.

Drilling

Drilling on the Project has been undertaken in a number of core and one RC campaign from 2002 to December, 2011.  Drilling comprised a total of 692 drill holes (112,668 m), of which 659 were core drill holes (110,571 m) and 33 were RC drill holes (2,097 m).  Drill programs have been completed primarily by contract drill crew, supervised by Nevsun geological staff.

A total of 356 drill holes support mineral resource estimation at the Bisha Main Zone.  Much of the massive sulphide mineralization in the Bisha Main Zone has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 or 25 m apart.  This density decreases with depth on the deepest portions of the primary mineralization.  The deposit remains open at depth in the south, with the deepest intersections obtained to date returning long lengths of medium- to high-grade zinc mineralization

Core was logged for geological and geotechnical parameters, and photographed.  Drill collar locations have been verified by survey.  Down-hole surveys were not performed for the first 20 drill holes on the Project while all subsequent drilling has been down-hole surveyed using acid tests, Sperry-Sun Single-Shot and Reflex instrumentation.

Average drill core recoveries are 71% in the oxides, 71% in the breccia, 61% in the “soap” lithological unit, 91% in the supergene domain, and 98% in the primary sulphides.  As most of the low core-recovery assays were associated with the gold-rich oxidized portion of the deposit, a decision was made to remove all of the assays with core recoveries of less than 60% from the database that supported oxide Mineral Resource estimation.

RC samples were 2 m in length.  The maximum core sample length is 12.00 m (only within wall rock away from mineralized intervals) and the minimum is 0.15 m.  Within the zones of mineralization, samples lengths are generally between 1.00 m and 3.00 m.  Sample intervals are determined based upon mineralogical and lithological contacts.

Mine grade control consists of one-metre RC samples weighing approximately 6 kg which are split in-pit and submitted to the on-site laboratory for sample preparation. Where RC drilling is not possible, rip line sampling is used.  The rip lines are spaced 10 m apart, reach approximately 1m depth with 4-6 kg samples collected every 2 m.

Sampling and Analysis

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling. Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.

All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the drilling program conducted between February and June 2003 (the “2003 Phase I Program”) were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided preparation services for Genalysis Laboratory Services Pty (Genalysis) of Maddington, Australia.  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I Program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS Chemex.  Nevsun used the laboratory for both sample preparation and analyses from the initiation of the first drill program in 2002.  During the 2002 and 2003 Phase I Program samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS Chemex in Vancouver.  After establishing a sample preparation facility, designed and installed by ALS Chemex, at camp in September 2003, Nevsun sent coarse crushed and split material (-2 mm) for core, RC, and rock samples to ALS Chemex for subsequent pulverization and analyses.  All assay data contained in the database for mineral resource estimation was assayed by ALS Chemex.

Both ALS Chemex and Genalysis are registered with the International Organization for Standardization (“ISO”) and are internationally recognized facilities.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of Chemical Testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by the National Association of Testing Authorities, Australia.

In 2009 the Company switched from ALS Chemex in Vancouver to ALS Chemex in Romania in order to save on shipping costs and to speed up turn-around times for getting analytical results. This proved to be of no benefit so the Company switched back to ALS Chemex in Vancouver in 2010. For additional metallurgical testing the Company has used Mintek, Maelgwyn, ALS Chemex and SGS Laboratories, South Africa.

Sample programs included insertion of blank, duplicate and Standard Reference Material (SRM) samples.  The QA/QC program results do not indicate any significant problems with the analytical programs that would preclude use of the data.

The initial process of data verification for the Project was performed by Nevsun, and by external consultancies contracted by Nevsun staff. During the Feasibility Study, and as part of the checks on data for this, and previous technical reports, AMEC reviewed drilling and other exploration and project data. AMEC also submitted independent samples for verification of mineralization tenor at the Project.

The run-of-mine laboratory was established by SGS Mineral Services, who trained BMSC staff as operators

A detailed description of the sampling methods and quality control procedures are described in the Company’s 2011 Technical Report filed on SEDAR (www.sedar.com).

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

  Core is transported to the Bisha camp by Bisha personnel and placed in the core logging area.
  The logging and sample preparation area and the Bisha camp is within a fenced and guarded compound.
  Core samples are crushed and sub-sampled.
  Prepared samples are placed in sealed barrels.
  Each barrel has a list of samples written on the outside of the container.
  A sample submission form accompanies each barrel.
  Barrels are transported to Asmara in company-owned vehicles arranged by Nevsun.

The sample barrels are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to ALS Chemex.

Mineral Resource Estimate

The 2005 mineral resource model was reviewed and updated using long term metal prices in 2011 by David Thomas, P.Geo. Mr Thomas is the “qualified person” within the meaning of NI 43-101 for the Mineral Resource estimate.

The original geological interpretation was completed by Nevsun based on lithologic, mineralogic and alteration features logged in drill core. The overall interpretation at the Bisha Property changed little since the initial mineral resource estimate in 2004 and subsequent 2005 mineral resource model. The deposit has been subdivided into six mineralized domains: breccia, oxide, acid, supergene, primary Zn, and primary. Some of the domain contacts have been revised relative to the 2004 interpretation based on new drill hole information or revised interpretations. The general sizes of the domains and their positions relative to each other are consistent with the initial interpretations.

A 3D geological model was prepared in Gemcom® software to outline the six mineralized domains. The resource model prepared in 2005 used ordinary kriging for grade interpolation. The 2005 Bisha mineral resource estimate was based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200m and to depths varying from surface to 380m.

The classified Bisha mineral resource estimate from the 2011 Technical Report, prepared by AMEC, is summarized within a constraining optimized pit shell by domain at marginal breakeven cut-off grades in Table 1-1. These mineral resources were defined using a gold price of $1,170/oz, silver at $18.20/oz, copper at $2.76/lb, and zinc at $1.05/lb. After the resource modelling was completed, the model was condensed to three zones each of which required a different recovery treatment process. The upper breccia, oxide, and acidified domains were combined into an “Oxide Zone”. The supergene domain became the “Supergene Zone”, and the two primary domains were combined into the “Primary Zone”. The resulting zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit. A dilution factor was added to the mineralization based on the zones and their grades in each block.

The 2011 mineral resource estimate provided by AMEC is compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as required by NI 43-101.

The Company intends to produce a subsequent mineral resource and mineral reserve update in mid-2012 reflective of the new drill program completed in 2011, while accounting for the new insights gained from a year’s worth of production and corresponding metal reconciliation work collected in 2011 and analysed in Q1 2012.

Table 1 - 1              Bisha Mineral Resource Estimate – Effective Date January 1, 2011 (David Thomas, P.Geo.)

THIS MINERAL RESOURCE ESTIMATE IS CURRENTLY BEING UPDATED FOR PLANNED RELEASE MID 2012, WITH ADJUSTMENTS APPLIED AS DETERMINED FROM RECENT ORE RECONCILIATIONS AND RESOURCE MODEL INVESTIGATIONS (SEE FEBRUARY 07 2012 PRESS RELEASE)

Category	Zone	NSR Cut-Off	Tonnes ('000 t)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au ('000 oz)	Ag ('000 oz)	Cu ('000 lb)	Pb ('000 lb)	Zn ('000 lb)
Measured	Oxides	$29.03	735	6.43	28.37	0.11	0.71	0.11	152	670	1,838	11,518	1,706
	Supergene Cu	$26.57	854	0.77	43.33	4.98	0.16	0.24	21	1,189	93,796	3,081	4,490
	Primary	$26.68	535	0.76	50.72	0.86	0.33	7.68	13	872	10,088	3,900	90,557
	Subtotal Measured		2,124	2.72	40.01	2.26	0.40	2.07	186	2,732	105,722	18,499	96,753
Indicated	Oxides	$29.03	3,671	7.56	32.46	0.08	0.55	0.07	893	3,832	6,767	44,544	5,816
	Supergene Cu	$26.57	6,830	0.73	30.74	3.75	0.10	0.10	160	6,751	564,024	14,385	15,503
	Primary	$26.68	17,224	0.71	43.34	0.95	0.19	5.12	393	23,999	362,493	71,679	1,944,427
	Subtotal Indicated		27,726	1.62	38.79	1.53	0.21	3.22	1,446	34,582	933,284	130,608	1,965,747
Measured	Oxides1,8	$29.03	4,406	7.38	31.78	0.09	0.58	0.08	1,045	4,502	8,605	56,062	7,522
+	Supergene Cu	$26.57	7,684	0.73	32.14	3.88	0.10	0.12	181	7,941	657,820	17,466	19,993
Indicated	Primary	$26.68	17,759	0.71	43.56	0.95	0.19	5.20	406	24,871	372,581	75,579	2,034,984
	Subtotal M+I		29,849	1.70	38.88	1.58	0.23	3.14	1,632	37,314	1,039,006	149,107	2,062,500
Inferred	Oxides	$29.03	44	3.46	21.93	0.02	0.06	0.02	4.86	31	21	56	18
	Supergene Cu	$26.57	197	0.48	22.09	1.97	0.05	0.03	3.06	140	8,537	210	120
	Primary	$26.68	10,330	0.66	48.38	0.90	0.24	5.80	218.39	16,068	203,942	54,065	1,320,452
	Subtotal Inferred		10,570	0.67	47.78	0.91	0.23	5.67	226.32	16,239	212,500	54,330	1,320,590

Note: Mineral Resources are inclusive of Mineral Reserves

Table 1 - 2 Bisha Oxide Stockpile Inventory Effective January 1, 2011
Category	Zone	Tonnes	Au (g/t)	Au (oz)
Measured	Stockpile	197,235	3.64	23,111

Notes

1.

As announced in the Company’s news release dated February 7, 2012, the Company has reconciled its 2011 ore control model with the January 2011 mineral resource estimate at Bisha, based on actual production data from 2011, and has concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization. This will be factored into the new mineral resource estimate expected in mid-2012.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Mineral Resources are inclusive of Mineral Reserves and do not include external dilution.

4.

A Lerchs–Grossmann pit shell was used to constrain the Mineral Resources to assess reasonable prospects of eventual economic extraction.  The shell generation parameters are as follows: gold price of $1,170/oz, silver price of $18.20/oz, copper price of $2.76/lb, and zinc price of $1.05/lb.  Metallurgical recoveries by ore type are 87% Au and 36% Ag for oxide mineralization reporting to dore, 56% Au, 54% Ag and 88% Cu for supergene mineralization reporting to Cu concentrate, 36% Au, 29% Ag and 85% Cu for primary copper mineralization reporting to copper concentrate, and 9% Au, 20% Ag and 83.5% Zn for primary zinc mineralization reporting to zinc concentrate.  The mining cost was $1.57/t, plus $0.01/t/5m bench below the reference elevation of 560m.  The total ore based costs (process, G&A and stockpile rehandle) are $29.03/t for oxide, $26.57/t for supergene and $26.68/t for primary ores.  Overall pit slopes varied from 43 to 55.5 degrees in rock and 18.5 degrees in overburden.

5.	The NSR block values used the above metal prices and recoveries, plus appropriate smelter terms, royalties and transportation costs.

6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content

7.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, lead and zinc pounds as imperial pounds

8.

This does not include depletion of the oxide that occurred in 2011. There is a risk that the density assumption in the remaining oxide material may not be representative of the oxide deposit as a whole, or that the drill samples used in the estimate may not be representative of the grade of the deposit.  These are risks common to all deposits, but it would appear there is a higher risk in light of the information gained during production of the oxide.

Mineral Reserves

The proven mineral reserves and probable mineral reserves at the Project have been classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral reserves, whose definitions are incorporated by reference in NI 43-101.

Mineral reserves were defined  using a gold price of $1,015/oz, silver at $15.85/oz, copper at $2.40/lb, and zinc at $0.92/lb.

The Bisha mineral reserves are shown in Table 1 - 3.

Table 1 - 3            Proven and Probable Reserves, Effective Date: January 1, 2011, Jay Melnyk, P.Eng.

THIS MINERAL RESERVE IS CURRENTLY BEING UPDATED FOR PLANNED RELEASE MID 2012, WITH AN UPDATED LIFE OF MINE PLAN TO BE BASED ON THE UPCOMING RESOURCE MODEL UPDATE (SEE FEBRUARY 7, 2012 PRESS RELEASE)

Ore Type	Ore (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide (above $29.03/t NSR cut-off)
Proven	933	5.75	21.90
Probable	3,719	7.39	31.48
Sub-Total Combined1	4,651	7.06	29.56
Supergene (above $26.57/t NSR cut-off)
Proven	844	0.80	43.47	4.92
Probable	6,537	0.77	31.29	3.77
Sub-Total Combined	7,382	0.78	32.68	3.90
Primary (above $26.68/t NSR cut-off)
Proven	521	0.78	52.51	0.91	8.09
Probable	15,759	0.72	44.12	0.97	5.31
Sub-Total Combined	16,279	0.72	44.40	0.97	5.40
Total Proven	2,298	2.80	36.77	2.07	1.98
Total Probable	26,015	1.69	39.09	1.55	3.26
Total Combined	28,313	1.78	38.90	1.60	3.15

Notes to accompany Mineral Reserve Table:

1.

As announced in the Company’s news release dated February 7, 2012, the Company has reconciled its 2011 ore control model with the January 2011 mineral reserve estimate at Bisha, based on actual production data from 2011, and has concluded that the mineral resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization.  In addition to 2011 mine depletion, the new mineral reserve estimate will be derived from the new mineral resource estimate expected in mid-2012.

2.

Mineral Reserves are defined within a mine plan, with pit phase designs guided by Lerchs–Grossmann (LG) pit shells, generated using a gold price of $825/oz, silver at $12.50/oz, copper at $2.00/lb, and zinc at $0.75/lb and considering diluted Measured and Indicated mineral resources. Metallurgical recoveries by ore type are 87% Au and 36% Ag for oxide mineralization reporting to dore, 56% Au, 54% Ag and 92% Cu for supergene mineralization reporting to Cu concentrate, 36% Au, 29% Ag and 85% Cu for primary copper mineralization reporting to copper concentrate, and 9% Au, 20% Ag and 83.5% Zn for primary zinc mineralization reporting to zinc concentrate.  The mining cost was $1.46/t, plus $0.01/t/5m bench below the reference elevation of 560m.  The total ore based costs (process, G&A and stockpile rehandle) are $29.03/t for oxide, $26.57/t for supergene and $26.68/t for primary ores.  Overall pit slopes varied from 43 to 55.5 degrees in rock and 18.5 degrees in overburden.

3.

Reserves are reported within the above mentioned pit phase designs, using an NSR grade item, where the marginal cut-off is the ore based cost stated above. After completion of the pit designs, the NSR was recalculated using a gold price of $1,015/oz, silver at $15.85/oz, copper at $2.40/lb, and zinc at $0.92/lb.  Recoveries used for the NSR calculation are as above with the exception of the supergene copper recovery which was reduced from 92% to 88% based on recent metallurgical testwork.

4.	Proven oxide Mineral Reserves are inclusive of 197 kt at 3.64 g/t Au in stockpile as of January 1, 2011, but since depleted during 2011.

5.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places.

6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content

7.	Tonnage and grade measurements are in metric units.

8.

The originally planned life of mine strip ratio is 4.16 but will be updated when the new Mineral Reserve is completed around mid-2012. Reconciliation from 2011 data has shown an increased strip ratio for the oxide portion than what was predicted and while these are inherent risks in miner reserve estimation, all insights gleaned from this reconciliation work will be applied to the new Mineral Reserve to be released around mid-2012.

The Bisha open pit mining operation features a single pit consisting of nine internal phases.  The first three phases target the oxide ore, phases 4 to 6 target the Supergene ore, and phases 7 to 9 target the primary ore. The mine, after the first year of depletion in 2011, has an estimated life of approximately 12 years at the originally planned mill throughputs of 2.0 Mt/a for oxide, 2.4 Mt/a for supergene and 2.4 Mt/a for primary materials.  Pre-stripping of the oxide area began in mid-2010, with ore delivery to the ROM crusher pad beginning in July 2010.

The mining method is conventional selective open pit mining, with mining rates (ore plus waste) of approximately 22 kt/d during the oxide phase.  Mining rates increase to a peak of just under 50 kt/d later in the mine life as deeper primary mineralization is mined with higher strip ratios.

Operations

To December 31, 2011, the Bisha Mine has produced 379,000 ounces of gold, including 35,000 ounces during the commissioning phase early in 2011.  Cash on hand increased to US $347 million at December 31, 2011.

Table 1 - 4
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	YTD 2011
Tonnes milled	461,000	444,000	446,000	455,000	1,806,000
Recovery, % of gold	88%	89%	88%	88%	88%
Gold ounces produced	75,000	93,000	110,000	101,000	379,000

The Bisha Mine operated in excess of plan for gold process recovery and feed grade and was below plan for milling while maintaining planned gold production rates throughout the year.

As part of the ordinary course of business, Nevsun has reconciled its 2011 ore control model with the January 2011 mineral resource model and mineral reserve estimate at Bisha, based on actual production data from 2011, and has concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization by approximately 1.2 to 1.3 million ore tonnes. This change represents a reduction of approximately 4% in Bisha’s original total reserve tonnage which was 28.3 million tonnes (Table 1.3).

Company staff and a newly appointed independent engineering firm have conducted thorough investigations of the oxide part of the deposit and identified the issues that likely have contributed to the over-estimation.  One of the likely causes for the over-estimation of gold was the poor drill core recovery from the original exploration holes in the oxide portion of the deposit.  This had two negative impacts on contained metal estimation in the oxide portion of the orebody.  One impact of poor core recovery was that it led, in part, to a biased estimate of the rock’s specific gravity.  The bulk densities used to construct the 2005 Mineral Resource model were based on measurements taken of solid pieces of drill core and it is possible these bulk densities did not take into account pores and voids in friable and broken material, much of which was probably not recovered during diamond drilling. The specific gravity of the oxide appears to have been over-estimated by as much as 25 to 30 percent in some areas. The other impact of poor drill core recovery was the exclusion of any metal (gold) assays from those portions of the drill holes where core recovery was less than 60%.  The rip-line samples (actual mining ore control data from 2011) demarcated barren and mineralized (0.3 g/t Au cutoff) zones. These barren zones occur within the oxide zone of the Mineral Resource model and if the samples with less than 60 percent core recovery had been used, it might have been possible to delineate (and exclude) this barren material from the resource model. In addition, the drill assay composites that were used in the oxide portion of the Bisha Main mineral resource estimate had a coefficient of variation of 1.85. This indicated a highly skewed distribution that is typical of gold deposits. Local high-grade composites (5 to 10 g/t Au) were averaged in with the lower-grade composites in the Mineral Resource estimation which generated resource model block grades that were often above the 0.3 g/t cutoff grade used in mining operations to segregate ore and waste. These factors lead to what is often termed grade smearing of high grades into what were ‘low grade’ or ‘zero grade’ portions which was compounded by the lack of grade sub-domaining within the resource model.

A new mineral resource block model is being constructed for use in the determination of a new mineral resource and mineral reserve estimate and will follow the same methodologies used for the current estimation as outlined in the March 29, 2011 NI 43-101 Technical Report; however, the issues noted above that may have contributed to the over-estimation will be adjusted.  These adjustments will use newly collected pit sample bulk density results and production data from the past year of mining to apply amended density values to the ore types to cater for the perceived specific gravity bias as well as considering better constrained ore and waste boundaries as revealed in current pit exposures. The results for this are expected in mid-year 2012.

Metallurgical Testwork and Process Plant Design

The Bisha Property mineral resource contains three ore types: the gold and silver bearing oxide cap, underlain by the secondary copper mineralized supergene ore, which is in turn underlain by the primary ore with chalcopyrite (Cu) and sphalerite (Zn) mineralization.

The metallurgical performances of the three ore types corresponding with the January 2011 mineral reserves are summarized in Table 1 - 5.

Table 1 - 5 Expected Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Oxide Ore	87	36	-	-	-	-
Cu Concentrate from Supergene Ore	56	54	30	88	-	-
Cu Concentrate from Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Primary Ore	9	20	0.3	3	55	83.5

The three ores will require different processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the oxide zone which was mined in part already during 2011.  When the oxide ore is exhausted later in Q1 2013, the supergene ore process equipment should be ready to start commissioning no more than a few months following the gold plant being placed on care and maintenance.  This will allow a manageable transition from processing the oxide ore to the processing of the supergene ore.  Based upon the recent gold reconciliation and the subsequent lower production forecast for 2012 announced on February 7, 2012, it is expected that there will be a manageable short term non-production hiatus between exhaustion of the oxide ore currently being processed in the gold carbon-in-leach (CIL) plant and the hot commissioning of the supergene sulphide ore to be processed through the copper flotation plant in Q2 2013.  Similarly, before the supergene ore is exhausted, the additional equipment required to process the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore.   No interruption to production is anticipated to be required for this latter transition from supergene ore to primary ore.

The oxide ore is currently processed by cyanide leaching and the supergene and primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.  In the first two years of production, gold and silver is recovered by adsorption on carbon, stripped and recovered and then melted into doré bars and flown to refiners.  Production of copper concentrate is expected to begin mid-2013, with significant quantities for 2014-2015, and smaller quantities in 2016-2023.  Zinc concentrate production occurs only in 2016-2023.  Concentrate will be transported to a concentrate storage and load-out facility at the port of Massawa where it will be off-loaded and conveyed into the holding sheds for storage prior to loading onto ocean freighters for shipment to smelters.

Copper Plant Phase II Update

Starting with the copper production phase in 2013, the Company plans to increase ore tonnage throughput by 20%.  The basic engineering for the copper phase expansion was completed during 2011 and detailed engineering is nearing completion for constructing the copper flotation circuits taking into account this planned increase.  Construction of the copper phase commenced in 2011.

An engineering, procurement, construction and management (“EPCM”) contract awarded to SENET, the same company which built the gold plant, has progressed well for much of the engineering and procurement work.  Piping and instrument drawings have been progressed to “Issued for Design” status to progress detailed engineering.  Earthworks and civil drawings are in the process of being issued to site for the civil works while structural steelwork and tank / platework drawings are also in the process of being issued to the respective fabricators. Certified drawings for all major process equipment is complete. All major process critical and long lead orders have been placed. The first shipment containing flotation cells are expected to arrive on site by early April 2012 and ex-works manufacture of the concentrate thickener and cyclones is complete.

On site, earthworks and terracing is complete and civil foundations for the rougher flotation, reagent make-up and concentrate thickener areas are underway. The Tower Crane erection is complete. The total commitments for the execution phase to the end of February 2012 amount to $ 47 million, with actual expenditures at around $ 29 million.  Forecast expenditures to complete the copper phase plant at the end of February 2012 remain around $ 70 million.

Mine life was extended as a result of increased reserves announced in March 2011 and together with the impact of increased throughput, this had resulted in an estimated life of mine of 13 years, excluding any potential extensions that may result from the 2011 drill programs designed to further expand mineral resources and mineral reserves. This mineral resources and mineral reserve update along with an updated Life of Mine plan is expected to be released along with a technical report in mid-2012.

Mine Waste and Water Management

Waste rock from the open pit is being placed in dumps adjacent to the pit.  Waste rock with acid rock drainage potential is placed to allow drainage flow by gravity into the open pit for closure.  During operation, all waste dump drainage will be intercepted and used as mill process water or disposed in the tailings impoundment.  The original waste rock dump plan, defined in the Bisha Feasibility Study and Social and Environmental Impact Assessment (“SEIA”), was revised during 2009 to locate the waste rock dumps to the south of the open pit.  This revision was undertaken to minimise the environmental impact, to optimise mine operations and to permit, if economically feasible, the later exploitation of a copper zone identified subsequent to the Bisha Feasibility Study and lying to the west of the currently defined open pit.

Tailings generated from the processes is stored in an impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  Subsequent to the Bisha Feasibility Study, management decided to relocate the tailings impoundment to a more appropriate site adjacent to the plant site and to install an impermeable plastic (HDPE) liner within the basin. The additional cost has been included in capital cost updates below.  The tailings is thickened at the mill to reclaim as much water as possible for re-use in the mineral processing and cyanide is destroyed prior to pumping to the tailings impoundment.  Applicable SEIA revisions accounting for the changes in the project have been completed and approved by the Eritrean Ministries.

Surface water flow in the project area is non-existent for much of the year; however, river and stream flow can be significant during precipitation events.  A diversion system will divert the Fereketatet river course, upstream (southeast) of the project, and away from the open pit.

Infrastructure

The major infrastructure includes electrical power supply, and a well farm for freshwater supply.  Electrical power is by a containerised diesel generating plant supplied and operated by a reputable international contractor through a rental contract.

Freshwater is supplied from groundwater produced from a combination of a well field located approximately 1.5 km southeast of the process plant site and another well field located approximately 6.5 km southeast of the process plant along the base of the slope of the adjacent mountain range.

A port site for the storage and loading of copper and zinc concentrate, produced from the later 2nd (copper) and 3rd (zinc and copper) phases of project development is planned at the Port of Massawa. The site is of sufficient draught and has a recently constructed warehouse that is large enough to handle both future copper and zinc concentrates, although modifications would be required. The pier facilities and loading infrastructure is planned to be completed by mid 2013.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of this project commenced with baseline studies in 2004.  The Terms of Reference for the project SEIA was approved by the Eritrean Ministry of Energy and Mines in March 2006 and the SEIA was completed in December 2006.  During 2009 the Company completed an update report which augmented the 2006 SEIA and addressed the revisions to the configuration of the project that had occurred since the Bisha Feasibility Study.  The project social and environmental management plans were extended to capture the additional details of the project resulting from the advancement of engineering and development and to ensure full compliance with the Eritrean National Standards, and the 2006 International Finance Corporation Performance Standards as applied to the Equator Principles. The Company continues to consult and work closely with government ministries on matters pertaining to social and environmental aspects and will continue to do so through the life of the mine.  There have been no material adverse social or environmental impacts identified.

Exploration & Development

Development of the project commenced in 2008.

At 2010 year-end plant construction was complete.  The first gold pour took place in late December 2010.  Commercial production was declared in February 2011.

The mine life was originally modeled for thirteen years prior to commencement of operations, however the Bisha deposit has been drilled to depths lower than the 200 meter currently modeled pit and mineralization has been identified as low as 380 meters and open beyond that depth.  Accordingly it is the intention of the Company to further identify and quantify resources beyond the current pit with the goal of extending the life of mine well beyond thirteen years, with the new mineral resource and mineral reserve estimate to be announced by mid 2012.

In addition, further exploration work is planned in the area to explore new targets within the 53 square kilometer Exploration License adjacent to the 39 square kilometer mining agreement area.  The Exploration License includes the already identified Harena Zone deposit which was subject to an infill diamond drill program during the fourth quarter of 2010, the results of which were announced by news release in March 2011.  A resource estimate has been completed on the Harena Zone deposit and a mining study was completed to support a Mining License application which was submitted to the Eritrean Ministry of Mines in December 2011.  The associated reserve for Harena will be included in the mid-2012 Reserve update.  The Company anticipates the issuance of the Mining License in Q2 2012.

ITEM 4. DIVIDENDS

The Company declared its first cash dividend of US$0.03 per share in May, 2011, which was paid to shareholders of record at the close of business on June 30, 2011.  The second dividend was declared in November, 2011 for US$0.05 per share to shareholders of record at December 31, 2011, giving shareholders an accumulated annual dividend of US$0.08 for a total payment of US$15,947,885.

The Company intends to continue to pay a semi-annual dividend as cash flow permits, the amount to be decided by the Company’s board of directors.

ITEM 5.  DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of an unlimited number of common shares without par value, 200,470,415 of which are issued and outstanding at the date of this AIF.  All shares in the capital of the Company are of the same class.  The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per common share at meetings of the shareholders of the Company and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of common shares.

The Company also has 8,787,500 stock options outstanding in accordance with its Stock Option Plan, of which 7,492,500 are vested; each vested option is exercisable for one common share of the Company.  No warrants are outstanding.

At January 1, 2011 and December 31, 2011, 9,300,332 and 11,197,272 stock options, respectively, were available for grant, but not yet granted, pursuant to the Company’s stock option plan.

The Company has not asked for, and is not aware of any stability or provisional ratings on the Company’s securities set by any approved rating organization.

ITEM 6. MARKET FOR SECURITIES

6.1 Market for Securities

The Company’s common shares have traded on the Toronto Stock Exchange (“TSX”) since March 8, 1996 and on the NYSE Amex LLC (“NYSE Amex”) since January 12, 2005.  During the 2011 financial year, the closing price of the Company’s stock on the TSX ranged from Cdn$4.59 to Cdn$7.34, with monthly trading volume on the TSX ranging from 6.3 million shares in February to 13.3 million shares in March, with an average monthly volume of 10.1 million shares on TSX plus 14.5 million shares on NYSE Amex, for a total average monthly volume of 24.6 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The monthly high/low trading prices and closing prices on the TSX and monthly volume for 2011 is as follows:

	Common Shares
CDN $	High ($)	Low ($)	Close ($)	Volume (million)
January	7.49	5.18	5.98	11,650,342
February	6.41	5.32	5.46	6,336,948
March	6.15	4.53	5.50	13,299,564
April	6.64	5.37	6.16	8,017,943
May	6.29	4.79	6.22	9,905,741
June	6.36	5.25	5.84	8,891,997
July	6.28	5.43	5.47	6,780,213
August	6.99	4.84	6.71	11,172,769
September	7.22	5.13	5.28	12,769,961
October	5.72	4.41	5.26	11,452,982
November	6.27	5.02	6.02	11,855,650
December	6.14	5.05	5.66	9,643,384

ITEM 7. DIRECTORS AND OFFICERS

7.1 Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of the date of this AIF, the name, municipality of residence, office, periods of service and the principal occupations in which each director and executive officer of the Company has been engaged during the immediately preceding five years. Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. Each executive officer is appointed by the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3)(5)(6) Vancouver, British Columbia Chairman and Director	Business advisor to the mining industry from January 2006 to present.	January 2003	402,392 (<1%)
Clifford T. Davis Vancouver, British Columbia President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company from August 2008. Executive Vice President from 2005 – 2008 and Chief Financial Officer of the Company from 2002 to 2008.	December 1997	1,603,319 (<1%)
Anthony J. Ferguson Sydney, Australia Director	Senior executive and Chairman of Global Natural Resources for Macquarie Capital, Macquarie Group Limited, in Australia from 2006 to February 2012	March 2012	0
Robert J. Gayton(1)(2)(5)(6) West Vancouver, British Columbia Director	Financial Consultant since 1994.	November 2003	62,470 (<1%)
Gary E. German(1)(2)(3)(4)(5) Toronto, Ontario Director	Independent Director and Advisor for international resource companies 2005 to the present and President, Old Saw Mill Investments Inc from Jan 2009.	April 1996	291,794 (<1%)
Gerard E. Munera(1)(2)(3) (5) Greenwich, Connecticut Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April 1996	502,618 (<1%)
Peter J. Hardie Maple Ridge, British Columbia Chief Financial Officer	CFO of the Company from August 2008; Controller and Sr. Accountant of the Company from 2005 to 2008.	N/A	2,000(<1%)
Scott Trebilcock VP Business Development & Investor Relations	VP Business Development & IR with the Company since September 2010; VP Business Development, Nautilus Minerals from September 2007 to September 2010; Manager, PRTM Management Consultants, Boston MA from 2001-2007.	N/A	0

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Frazer W. Bourchier North Vancouver, BC Chief Operating Officer(4)	COO of the Company from January 2012; VP Business Development & Technical Services with Silver Wheaton Corp from January 2010 to January 2012; Consultant for Aurizon Mines Oct-Dec 2009; VP Operations & Business Development, Intrepid Mines Ltd., January 2008-September 2009; General Manager Business Development, Emperor Mines Ltd., April 2007 – December 2007 and General Manager of Emperor’s Vatukoula Mine from August 2006 – March 2007.	N/A	0

1.	Member of the Governance Committee

2.	Member of the Audit Committee

3.	Member of the Human Resources Committee

4.	Member of the Social Environment, Health & Safety Committee

5.	Member of Special Committee

6.	Member of the Litigation Committee

As of March 28, 2012, the directors and executive officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 2,864,593 common shares or approximately 1.4% of the issued and outstanding common shares of the Company. The same directors and executive officers, as a group, have been granted and currently hold options to purchase up to 6,830,000 shares of the Company, 1,650,000 of which were granted in 2011.

7.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or executive officers of the Company are, at the date of this AIF, or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

(a) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, details of which are described as follows:

i.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

ii.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of the Company has been, within the 10 years before the date of the AIF, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

i.	Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.3 Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

7.4 Audit Committee

The Company has a separately-designated standing audit committee in accordance with CSA National Instrument 52-110 Audit Committees and with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.

(1)      Terms of Reference

The Board has adopted terms of reference for the Audit Committee which sets out the committee’s mandate, composition, responsibilities and duties.  A copy of the Terms of Reference is attached to this AIF as Schedule “A”.

(2)      Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

(3)   Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.  An outline of each member’s relevant education and experience follows:

Robert J. Gayton, Chairman

Mr. Gayton is a Chartered Accountant with a Ph.D Business from the University of California (1973).  He is a director and audit committee chairman of a number of companies, including Western Copper Corp., Amerigo Resources Ltd. and B2Gold.  Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C.  From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver. Mr. Gayton has shown that he has a clear understanding of the relevant accounting principles, internal controls and procedures for financial reporting, and the relevant experience preparing, auditing, analyzing and evaluating financial statements and their associated complex issues.

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the SEC and that Mr. Gayton is independent within the meaning of the NYSE Amex Company Guide.

Gary E. German

Mr. German has over thirty five years of senior management and executive positions in global resource projects and companies, including the provision of strategic and corporate finance direction and international commodity brokerage operations. Previously he was Managing Director, Corporate Finance Group (resources), Kingsdale Capital Corp. (02-03), and prior to this Chairman of the Finance Committee and Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

Gerard E. Munera

Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products.  He has served on the Audit Committees of three public company boards and has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures have included Chief Financial Officer or Chief Executive Officer of several mining and metals companies, including 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with the company.  Mr. Munera was also CEO of Union Miniere for five years and CEO of Minorco USA for three years.

(4)   Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

The Company and its subsidiaries will not engage its external auditor KPMG LLP (“KPMG”) to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

Audit Services, Audit Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services.

Other Services

Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.     Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through the Audit Committee’s recommendation to shareholders at the Company’s annual meeting, of KPMG as the Company’s external auditor and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.     Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.     Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

(5) External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2011 and 2010 by KPMG:

	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees Audit-related fees(1)	438,800 91,500	219,988 32,500
Tax Fees(2)	14,086	38,855
Total	544,386	291,343

1.	Audit related fees were comprised of services related to the Company’s transition from Canadian GAAP to IFRS during 2010, as well as quarterly review fees in 2010 and 2011.

2.

Fees billed for tax services for review of annual returns and other minor tax advisory matters, all in accordance with the pre-approval policies of the Audit Committee.
None of the services related to the “Audit-related Fees” or the “Tax Fees” described above was approved by the Audit Committee pursuant to the waiver of pre-approved provisions set forth in the applicable rules of the SEC.

ITEM 8. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A putative class action complaint was filed against the Company and certain of its executive officers in March 2012 in the United States District Court for the Southern District of New York, alleging liability under the U.S. federal securities laws on the basis that certain statements made by the defendants were materially false and/or misleading, for failure to disclose certain matters regarding the gold reserves and operations at the Bisha mine. The complaint seeks unspecified damages, including interest, reasonable costs, including attorneys’ fees, and such equitable relief as the court may deem proper. It is not possible at this time to estimate the ultimate outcome of such action. The Company believes the allegations are without merit and will vigorously defend itself.

ITEM 9.  INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

ITEM 10. TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

ITEM 11. MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2011 and no such contracts from prior years having continuing effect.

ITEM 12. NAMES AND INTERESTS OF EXPERTS

The March 29, 2011 NI 43-101 Technical Report for the Bisha Project which is referenced in this AIF was prepared by the following qualified individuals as representatives of AMEC Americas Limited, managed through its Vancouver, Canada office.

Jay Melnyk, P.Eng.
formerly a Principal Mining Engineer, AMEC Americas Limited, (at the time of preparation of the March 29, 2011 NI 43-101 Technical Report for the Bisha Project, but now with an independent consulting firm).

David Thomas, P.Geo.,
Principal Geologist, AMEC Americas Limited

Alexandra Kozak, P.Eng.,
formerly Manager, Process Engineering, AMEC Americas Limited, (at the time of preparation of the March 29, 2011 NI 43-101 Technical Report for the Bisha Project, but now with a mining company).

Vikram Khera, P.Eng.
Financial Analyst, AMEC Americas Limited

To the best of the knowledge of the Company, AMEC Americas Limited and the “designated professionals” (as such term is defined in Form 51-102F2) thereof hold less than a 1% interest in the outstanding securities of the Company.

KPMG is the auditor for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2011.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 13. ADDITIONAL INFORMATION

13.1 Additional Information

1.

Additional information relating to the Company, may be found by using the System for Electronic Document Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com or the SEC EDGAR filing system at http://www.sec.gov/edgar/searchedgar/webusers.htm.

2.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

3.

Additional financial information is also provided in the Company's audited consolidated financial statements and MD&A for its most recently completed financial year, copies of which may be found on SEDAR or EDGAR, or be obtained by contacting the Company at:

Nevsun Resources Ltd.
Suite 800 – 1075 West Georgia Street
Vancouver, BC V6E 3C9
Tel: 604-623-4700 or Toll-free 1-888-600-2200
Email: contact@nevsun.com

SCHEDULE “A”

NEVSUN RESOURCES LTD.
AUDIT COMMITTEE TERMS OF REFERENCE

The Audit Committee is appointed by the Board of Directors to:

i.

ensure the Company has in place an effective system of internal controls over financial reporting which meets high standards of quality and integrity and complies with legal and regulatory requirements, and

ii.	monitor the performance, independence and qualification of the Company’s independent auditor.

Composition

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements, and each such member must not have participated in the preparation of the Company’s financial statements, or that of the Company’s subsidiaries, at any time during the three years prior to becoming a member of the Audit Committee (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall also be “financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission and shall be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Responsibilities

1.	The overall responsibilities of the Audit Committee are to:

2.	assist the Board of Directors and Management with meeting their responsibilities with respect to financial reporting;

3.

be directly responsible for (i) the selection of an external auditor to be proposed for election as the external auditor of the Company, (ii) the oversight of the work of the of the Company’s external auditor, (iii) the retention of the Company’s external auditor, and (iv) fixing the compensation of the external auditor of the Company, subject to the grant by the shareholders of the authority to do so, if required;

4.	ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditor;

5.

ensure the independence of the Company’s external auditor, including ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company and actively engaging in dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

6.

periodically review and report to the Board of Directors whether Management has designed and implemented an effective system of internal controls over financial reporting for reviewing and reporting on the Company’s financial statements;

7.

review and report to the Board of Directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

8.	otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

Duties

For the purposes of fulfilling its responsibilities, the Audit Committee will:

1.	schedule meetings to take place on a regular basis;

2.

afford an opportunity periodically to the external auditor and to senior Management to meet separately with the Audit Committee, and when required,   meet independently of the external auditor and Management;

3.	keep minutes of all meetings of the Audit Committee;

4.	periodically report the results of the reviews undertaken and any associated recommendations to the Board of Directors;

5.

select an external auditor to be proposed by Management to the shareholders for election by the shareholders as the external auditor for the Company, review and approve the terms of the external auditor's engagement and determine the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

6.

review and evaluate the qualifications, performance and independence of the lead partner of the external auditor, discuss with Management the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditor, and other issues related to a change of the external auditor and the planned steps for an orderly transition;

7.	obtain confirmation from the external auditor that it will report directly to the Audit Committee;

8.

obtain confirmation from the external auditor that it will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policy and practice and the accounting policy and practice preferred by the external auditor, for the financial information of the Company within applicable International Financial Reporting Standards (IFRS), which have been discussed with Management;

9.

obtain confirmation from the external auditor that it will provide a copy of all material written communications between the external auditor and Management including, without limitation, any Management letter or schedule of unadjusted differences;

10.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

11.	review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

12.

review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditor or any affiliates of the external auditor, together with estimated fees, and review and approve the audit plan with the external auditor and with Management;

13.

review with Management and with the external auditor any  proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting;

14.

assist in the preparation of any internal control report by Management, which provides that Management is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures and ensuring that the external auditor of the Company, if required by governing legislation or regulation, attest to and report on the assessment of such control structure and procedures by Management;

15.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation;

16.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting;

17.	question Management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

18.

review any problems experienced by the external auditor in performing the audit, including any restrictions imposed by Management or significant  accounting issues to which there was a disagreement with Management;

19.

review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from Management of all significant variances between comparative reporting periods;

20.	review the post-audit or Management letter, containing the recommendations of the external auditor and Management’s response and subsequent follow up to any identified weaknesses;

21.	review all interim unaudited financial statements before release to the public;

22.

review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and Management’s discussion and analysis;

23.

ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Audit Committee is a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission;

24.	ensure that all non-audit services provided by the external auditor are approved by or on behalf of the Audit Committee and are disclosed in the periodic reports of the Company;

25.

ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

26.

ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to IFRS, and which otherwise complies with all applicable legal and regulatory requirements;

27.	review the evaluation of internal control by the external auditor, together with Management’s responses;

28.	review the appointments of the chief financial officer and any key financial executives involved in the financial reporting process;

29.

establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

30.	annually assess the adequacy of the above Terms of Reference; and

31.	annually evaluate the Audit Committee’s performance.